United States securities and exchange commission logo





                             July 12, 2021

       Frank Magliochetti
       Chief Executive Officer
       ClickStream Corporation
       8549 Wilshire Boulevard Suite 2181
       Beverly Hills, CA 90211

                                                        Re: ClickStream
Corporation
                                                            Amendment No. 4 to
Offering Statement on Form 1-A
                                                            Filed July 2, 2021
                                                            File No. 024-11475

       Dear Mr. Magliochetti:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Amendment No. 4 to Form 1-A

       Who Owns Our Voting Stock, page 26

   1. We note that the total number of shares held by the five officers and directors do not correspond to the total
amount that is disclosed in the beneficial ownership table. Please revise.
       Exhibits

   2. Please include a currently dated auditor's consent in your next amendment. Refer to Item
                                                        17.11 of Part III to
Form 1-A.
 Frank Magliochetti
ClickStream Corporation
July 12, 2021
Page 2

        You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Kathleen
Collins, Accounting Branch Chief at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney at
202-551-3334 or Jan Woo, Legal Branch Chief at 202-551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameFrank Magliochetti
                                                           Division of
Corporation Finance
Comapany NameClickStream Corporation
                                                           Office of Technology
July 12, 2021 Page 2
cc:       David Ficksman
FirstName LastName